Exhibit 4.2

AMENDMENT NO. 1

TO THE

HERCULES INCORPORATED

SAVINGS AND INVESTMENT PLAN

As Amended and Restated Effective January 1, 2007

WHEREAS, Hercules Incorporated, a Delaware corporation (the “Company”) amended and restated the Hercules Incorporated Savings and Investment Plan effective January 1, 2007 (the “Plan”), and retained the right (by action of the Company’s Board of Directors (“Board”) or the Board’s designee) to amend, suspend, or discontinue this Plan in whole or in part in Section 20.1 of the Plan; and

WHEREAS, the Company has, as of the Merger Effective Date as defined hereinafter in this Amendment No. 1, become a subsidiary of Ashland Inc.; and

WHEREAS, the aforesaid merger necessitates certain amendments to the Plan;

NOW, THEREFORE, pursuant to the authority granted in Section 20.1 of the Plan, the Plan is hereby amended as of the Merger Effective Date in accordance with the following terms and conditions:

1. Effective as of the Merger Effective Date, the following is added to the Section 2.1 definition of Committee:

Effective as of the Merger Effective Date, Committee shall mean, with equal power and authority, the Investment and Administrative Oversight Committee of Ashland Inc. and its delegates, and the Ashland Inc. Vice President of Human Resources and Communication and her delegates.

2. Effective as of the Merger Effective Date, the following sentence is added to the Section 2.1 definition of Company Stock:

On and after the Merger Effective Date, Company Stock shall include the common stock of Ashland Inc., it being understood that such Company Stock constitutes “qualifying employer securities” within the meaning of section 4975(e)(8) of the Code.

3. Effective as of the Merger Effective Date, the introductory clause to the Section 2.1 definition of Employee is changed to read as follows:

An Employee who is not an employee of Ashland Inc. and who is not an Employee paid on the Ashland Inc. payroll and who is:

4. Effective as of the Merger Effective Date, the following definition is added to the Section 2.1 definitions immediately after the definition of Matured Funds:

Merger Effective Date. The date upon which the “Effective Time” occurs. The “Effective Time” is defined in the Agreement and Plan of Merger dated as of July 10, 2008 among Ashland Inc., Ashland Sub One, Inc. and Hercules Incorporated, which “Effective Time” shall occur upon the filing of the Certificate of Merger with the Delaware Secretary of State, or at a later time if agreed upon by the parties and specified in the Certificate of Merger.

5. Effective as of the Merger Effective Date, the following new sub-paragraph (4) is added to Section 3.1(b):

(4)	Any employee of Ashland Inc. and any Employee paid through the Ashland Inc. payroll are excluded from participating in this Plan.

IN WITNESS WHEREOF, the Board has caused this Amendment No. 1 to the Plan to be executed this 14th day of November, 2008 and thereby authorized the Ashland Inc. Vice President, Human Resources and Communications to execute the same on its behalf.

ATTEST:	ASHLAND INC.

/s/ Linda L. Foss	By:	/s/ Susan B. Esler
Secretary		Vice President, Human Resources and Communication